Patni Computer Systems Ltd.
Akruti, MIDC Cross Road No 21
Andheri (E)
Mumbai — 400 093 India
Via EDGAR and Facsimile
Securities and Exchange Commission 100 F Street, N.E.	TEL: +91 22 6693 0500 FAX: +91 22 6693 0211
Washington, D.C, 20549	www.patni.com

Date: March 13,2009

Attention:	Craig Wilson- Senior Assistant Chief Accountant
Mathew Crispino — Staff Attorney
Barbara Jacobs — Assistant Director
Patrick Gilmore- Staff Accountant

Re:	Patni Computer Systems Limited
Form 20-F for the year ended December 31, 2007
Filed June 26, 2008
File No. 1-32692
Comment letter dated February 12 , 2009

Ladies and Gentlemen:

We express our appreciation for your review of the Annual Report on Form 20-F of Patni Computer Systems Ltd (“the Company”) for the fiscal year ended December 31, 2007 (the “Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”). We submit this letter in response to the comments from the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated February 12, 2009.

In this letter, for the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with our response.

Form 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Item 5 — Operating and Financial Review and Prospects,

5A Operating Results

Accounts Receivables — Page 51

1.                                      We note that your days of sales outstanding were 62, 75 and 73 days in 2005, 2006 and 2007 respectively. We also note that your accounts receivable in terms of days for which accounts receivable have been outstanding primarily between 91 and 180 days, has significantly increased since 2005. Please provide us with an analysis that explains the reasons for the increase in the days of sales outstanding and in the period in days for which the accounts receivable was outstanding between 91 and 180 days since 2005 as well as the reasonably likely impact on liquidity and / or revenue recognition. If material to an understanding of your operations and liquidity, tell us how you considered explaining any material trends, events or uncertainties associated with your collections and receivables balances in your liquidity discussion.

We respectfully submit to the Staff that the key performance indicator used by management for collecting cash from it’s customers is adjusted days of sales outstanding (ADSO). We analyze and compute our adjusted days of sales outstanding based on both billed revenue (accounts receivable) and unbilled revenue for each relevant period. Unbilled revenue represents “cost and estimated earnings in excess of billings on uncompleted contracts, net of billings in excess of cost and

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estimated earnings on uncompleted projects”. The table below sets out the five year trend of the days of sales outstanding along with unbilled revenue:

	As at December 31
	2005	2006	2007
Account Receivables (USD in millions)	74.4	115.6	136.4
Unbilled Revenue (UBR) *(USD in millions)	23.7	19.5	28.9
DSO including UBR (days)	81	85	91

* cost and estimated earnings in excess of billings on uncompleted contracts, net of billings in excess of cost and estimated earnings on uncompleted projects.

From the above table, it is evident that the Company’s DSO including UBR lies between a range of 80-90 days. Thus the Company does not believe that there is any significant deterioration in the DSO since the year 2005. Additionally, we will substitute the DSO data with DSO including UBR data in the MD&A in our future filings with the SEC.  Additionally, the ADSO for the year ended December 31, 2008 has reduced to 69 days, which is mainly due to the additional efforts made by the management on timely collections from the customers due to the credit crisis prevailing in the global markets.

We supplementally submit to the Staff that most of our customers who fall in the 90- 180 days accounts receivables range are Fortune 500+ companies. The Company believes that it has a robust process in place to ensure and monitor the credit worthiness of these customers on an ongoing basis. Such receivables were ultimately collected by the end of the subsequent quarter as shown in the table below.

As at December 31
	2005	2006	2007
91-120 days	$3.4 Mn	$6.2 Mn	$10.6 Mn
121-180 days	$1.0Mn	$2.4 Mn	$6.6 Mn
Total	$4.4 Mn	$8.6 Mn	$17.2 Mn
>180 days	$1.1 Mn	$1,1Mn	$3.1Mn
Collection made by end of subsequent quarter	$4.3 Mn	$9.3 Mn	$13.4 Mn

As a result of the significant subsequent realizations as set forth above, the one quarter delay in collections did not effect our ability to make capital expenditures or satisfy any of our obligations. In addition, we assess the impact of this collections data on the credit worthiness of our customers and the impact that this might have on our revenue recognition and concluded that this would not have an impact on our revenue recognition with these customers. Hence, the Company did not consider it material enough to necessitate additional disclosures with respect to collections and receivable balances in the liquidity discussions in the Form 20F.

2.                                      Your response should give consideration to any material disproportionate impact of changes within your segments and geographic data pursuant to Codified FRR 501.06.a. Known trends, demands, commitments, events or uncertainties within a segment that are reasonably likely to have a material effect on the business as a whole should be discussed as well as other matters addressed in FRR 501.06a. For example, we note that within the Manufacturing segment accounts receivables, net, annual collections, turnover appears to be slower than other segments.

Our operations pertain to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing and financial services and also to technology practices. Accordingly, revenues represented along industry classes in which the customer belongs is our principal basis of segmental information. Additionally, we categorize revenues geographically based on the location of the specific client entity for which the project has been executed, irrespective of the location at which the invoice is rendered or whether the work for a specific client entity is performed onsite or from our offshore delivery centers in India.

The Company’s management does not believe that there are any specific trends, events or uncertainties within any of our business or geographic segments with respect to accounts receivables or turnover due to any material peculiarities within each reported segments. The days of sales outstanding of each segment is relative to the customer specific credit period which is agreed with each customer depending on the credit worthiness, financial standing and business relationship that has been assessed by the Company for that customer .

Changes in accounts receivables included in the Manufacturing segment, as an example, are a result of changes in customer profiles in the normal course of business, from year to year and not as a result of any specific trends, events or uncertainties.

Consequently, we have not drawn any particular reference of the same in our financials or the MD&A of the Form 20F

Results of Operations

Year ended December 31, 2007 compared to year ended December 31, 2006

Gross Profit page 55

3.                                      We note in your discussion that gross profit as a percentage of your revenues decreased in 2007 and 2006 as a result of a higher increase in cost of revenues as compared to increase in revenues mainly on account of an increase in wage cost and rupee appreciation. We also note on page 16 that wages in India are increasing at a faster rate than in the United States and that the wage pressures in India may reduce your profit margins. Tell us how you considered expanding this section to provide quantified disclosures of each material factor identified for the decrease in gross profit percentage. Additionally, tell us how you considered including a discussion of the impact the wage pressures in India had or will have on cost of revenues and gross profit percentage. See section III. Band D of SEC release 33-6835

Wages cost of India are around 16% of total cost of revenues for the year 2007. While wages in India are rising at a higher pace than that in the United States as stated in our Form 20-F, the Company has been able to mitigate such increases in costs. As an example the Company recruits an increased number of graduating university students and expand our ability to “leverage” our more experienced people. Further, utilization management is another tool used by the Company to mitigate the increased cost. This is evidenced in the Company’s increasing trend of utilization rates of 67.2%, 71.4% and 72.4% for 2005, 2006 and 2007 respectively.

Additionally, out of our total cost of revenues, approximately 42% of costs of revenues were denominated in Indian rupees in the year 2007. A change of every 1% in rate of Indian rupee against the US Dollar impacts the Company’s gross margins by 25 to 30 basis points, which the Company has been able to mitigate through the tools mentioned above besides changes in pricing.

Since there are multiple tools used by the Company, we did not consider it necessary to give quantitative impacts of each factor in the cost of revenues as they can change from time to time based on the application of the mitigating tools.

Critical Accounting Policies

Business Combinations, Goodwill and Intangible Assets - page 64

4.                                       We note that there was a significant decline in your market capitalization during the fourth quarter of 2008. We also note that you test goodwill for impairment at least on an annual basis at year end. To the extent that the impairment tests were performed, tell us how you determined whether or not an impairment of goodwill existed.

Our market capitalization at December 31, 2007 was approximately $1bn which was significantly higher than the book value of the Company at that time.  As per our accounting policy, we assign goodwill arising out of business combinations to a reporting unit in accordance with SFAS 142, Goodwill and Other Intangible Assets. We test goodwill for impairment on an annual basis by comparing the carrying value of the reporting unit with its’ fair value. The fair value of the reporting unit is determined utilizing a discounted future cash flow model. If the carrying value of the reporting unit exceeds its fair value, the impairment loss, if any, is determined as the amount of implied fair value of the goodwill that exceeds that reporting unit’s carrying value of the goodwill. The implied fair value of the goodwill is determined in the same manner as the amount of goodwill in a business combination. That is, an entity shall allocate the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.  Goodwill amounting to $ 66.7 million included in our balance sheet as at December 31, 2007 consisted principally of goodwill arising on our acquisition of Cymbal Corporation in November 2004 which is contained in our Communications, Media and Entertainment reporting unit. The results of the first step of our 2007 impairment test showed that the fair value of reporting unit was greater than its carrying value.

Additionally as noted by the Staff, the market capitalization of the Company has significantly declined in the fourth quarter of 2008 due to prevailing economic conditions and global meltdown witnessed in the fourth quarter of 2008.

We respectfully submit to the staff that all of our reporting units do not contain goodwill and the majority of the goodwill amounting to $ 55.9 million is included in our Communications, Media and Entertainment reporting unit. Hence, the Company has not performed a reconciliation of the total fair value of the reporting units to the market capitalization of the Company and considered discounted future cash flow model for the determination of fair values.

Out of 6 total reporting units only our Communications, Media and Entertainment reporting unit maintains goodwill in the amount of $ 55.9 million.  Our annual testing date for Goodwill is December 31.  The results of our SFAS 142, step 1 test as of December 31, 2008 showed that the fair value of the Communications, Media and Entertainment reporting unit exceeded its carrying value Fair value was determined by utilizing a discounted future cash flow model.  The inputs to this model as of December 31, 2008 considered the economic events of the fourth quarter of 2008.

Item 6 — Directors, Senior Management and Employees

6A. Directors, Senior Management and Employees — page 67

5.                                      Footnote to 6 to the table on page 67 of the Form 20-F states that “Mr Abhay Havaldar is presently the alternate director to Mr. William O Grabe” pursuant to the provisions of the Indian Companies Act. Please clarify what is meant by “alternate director.” For example, please tell us if Mr Abhay Havaldar is presently or has in the past acted as a director in place of Mr Grabe. Also, please tell us what consideration you gave to providing background information on Mr Abhay Havaldar pursuant to Item 6.A of the Form 20-F.

Pursuant to Section 313 of the Indian Companies Act, 1956, (the “Indian Companies Act”)  the board of directors of a company may, if so authorized by its Articles of Association, or by a resolution passed by a company in general meeting, appoint an “Alternate Director” to act for a director (“the Original Director”) during the Original Director’s absence for a period of not less than three months from the State in India in which meetings of the Board are ordinarily held. An Alternate Director so appointed shall not hold office as such for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State in India in which meetings of the Board are ordinarily held.  The Articles of Association of the Company authorize the Board of Directors to appoint an Alternate Director in accordance with provisions of Section 313 of the Indian Companies Act, and Mr. Abhay Havaldar has been appointed as an Alternate Director for Mr. William Grabe, the Original Director.

We respectfully submit to the Staff that we will include the following background information relating to Mr Abhay Havaldar in our future filings with the SEC:

Mr. Abhay Havaldar has been acting as an Alternate Director to Mr. William O. Grabe since 2002.  Mr. Havaldar holds a bachelor degree in electrical engineering from the University of Bombay and a Masters in Management degree from the Sloan Fellow program at the London Business School.  Mr. Havaldar is a Managing Director at General Atlantic LLC, a worldwide private equity firm, where he has worked since 2002. Mr. Havaldar established General Atlantic’s India office in 2002 and remains based in Mumbai, India where he leads General Atlantic’s South East Asia investment initiatives with a focus on Financial Services and Enterprise Solutions. He currently serves as a Director on the board of Jubilant Organosys Limited. and IBS Software Services Private Limited. Prior to this, Mr Havaldar started his career with TATA and held operating management responsibilities at TATA Infotech and HCL Infosystems.

As of the date of filing of the Form 20-F, General Atlantic was one of our principal shareholders, with a shareholding of 16.48%.  See “Item 7. Major Shareholders and Related Party Transactions” and “Relationship with General Atlantic” of the Form 20-F .

Item 9  The Offer and Listing

9A Offer and Listing Details — page 81

6.                                      You have not provided the annual high and low prices for your shares on the BSE and NSE for 2005 See item 9A of the Form 20-F. Please advise.

We respectfully acknowledge the inadvertent omission of disclosing the high and low prices for our shares on the BSE and NSE for the year 2005.   We give below the annual high and low prices of our shares on the BSE and NSE for the year 2005.

	BSE (Bombay Stock Exchange, India) (US $ .)		NSE (National Stock Exchange, India) (US $ .)
	High	Low	High	Low
2005	11.59	7.05	11.5	6.98

Note: Stock prices in India rupees translated in US$ at an average rate of Rs 44 = 1US$

We respectfully submit to the Staff that we will include the annual high and low of our stock prices in our future filings as per the requirements of Item 9A of the Form 20F.

Item 10. Additional Information

Governance, Standards for Listed Companies — page 86

7.                                      Your disclosure in this section currently provides a summary of the differences between the corporate governance practices of U.S companies listed on the NYSE and the corporate governance requirements of companies listed on Indian exchanges. However, it is not clear from your summary when you follow the NYSE practices and when you follow the practices of Indian exchanges. For example, you indicate that whereas the rules of the NYSE require non- management directors of U.S listed companies to meet at regularly scheduled executive sessions without management, there is no comparable requirement under Indian law. However, you do not clearly state whether your non — management members meet separately. Please tell us what consideration you have given to clarifying in corporate governance disclosure which NYSE corporate governance standards, if any, the Company has elected to follow. Please refer to Item 16G of the Form 20-F, which is applicable to you beginning with your next annual report of Form 20-F.

As a Company listed on the India stock exchanges, we comply with the corporate governance requirements for listed companies contained in Clause 49 of the listing agreement (the “Indian Listing Agreement”) between us and the Indian stock exchanges on which our equity shares are listed.  These requirements have been stated in the right hand column on page 86 of the Form 20-F. In addition, as a foreign private issuer listed on the New York Stock Exchange (“NYSE”), we comply with certain mandatory corporate governance requirements of the NYSE.

As supplemental information, set forth below is a summary of the NYSE corporate governance requirements for U.S. listed companies that we comply with.

Standard NYSE Practices	Our Practice

Director Independence

A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of an executive officer of the company or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent. Determinations of independence are made by the board.

Five of our ten directors are “independent directors” as defined by the NYSE. As an Indian Company we adhere to Clause 49 of the Indian Listing Agreements, which states that if the Chairman of the Board is an executive director then not less than 50 per cent of the Board of Directors should comprise of independent directors

The non-management directors must meet at regularly scheduled executive sessions without management.	We comply with this standard as our non-management directors meet periodically without management at scheduled executive sessions.

Standard NYSE Practices		Our Practice

Audit Committee

•

The audit committee must (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee; (iii) establish procedures for the receipt, retention and treatment of complaints with respect to accounting and auditing issues; (iv) establish procedures for the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters (v) be authorized to engage independent counsel and other advisers it deems necessary in performing its duties; and (vi) be given sufficient funding by the Board of Directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee that are necessary or appropriate in carrying out its duties.

We comply with this standard. Our Audit Committee is comprised of three members all being “independent directors” within the meaning established by the NYSE. All the Committee members are financially literate and the Audit Committee has identified Mr. Arun Duggal, who is the Chairman of the Audit Committee, as a financial expert (as defined under applicable rules of the SEC) The Committee has a written charter that addresses the Committee’s purpose and responsibilities. The charter and Clause 49 of the Indian Listing Agreements address the duties, role and responsibilities of the Audit Committee.

The Audit Committee also meets separately, quarterly, with management, with internal auditors and with independent auditors and reviews with the independent auditors any audit problems or difficulties and management’s response, if any.

The Audit Committee reports regularly to the Board of Directors.

The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934.

•	The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.

•

Each listed company must have disclosed whether their Board of Directors has identified an audit committee financial expert (as defined under applicable rules of the SEC), and if not the reasons why the board has not done so.

Standard NYSE Practice		Our Practice

•	The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.

•

At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and independent auditors.

•

The duties and responsibilities of the audit committee include conducting a review of the independent auditing firm’s annual report describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues.

The audit committee is also to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management.

The committee must also meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors and review with the independent auditor any audit problems or difficulties and management’s response.

The committee must report regularly to the board.

Standard NYSE Practice		Our Practice

	Each listed company must have an internal audit function.	We comply with this standard as we have an internal audit function.

Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.

We comply with this standard as our Compensation & Remuneration Committee is composed entirely of all “independent directors” as defined by the NYSE listing standards. This Committee has a written charter which addresses its purpose and responsibilities.

•	The committee must have a written charter that addresses its purpose and responsibilities.

•

These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.

Nominating/ Corporate Governance Committee

•	Listed companies must have a nominating/ corporate governance committee composed entirely of independent board members.

,We comply with this standard as our Nominating and Corporate Governance Committee is composed entirely of “independent directors”. This Committee has a written charter which addresses its purpose and responsibilities.

•

The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying individuals qualified to become board members; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

Standard NYSE Practice	Our Practice

Equity-Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exceptions.	We comply with this standard. Our Employee Stock Option Plan was approved by our Shareholders.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We have adopted corporate governance guidelines as prescribed in Clause 49 of the Indian Listing Agreements

Code of Business Conduct and Ethics

All listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We comply with this standard. The Company has adopted a Code of Business Conduct and Ethics for its directors, officers and employees. This code is posted on the website of the Company.

Item 11. Quantitative and Qualitative Disclosures about Market Risks — page 114

8.                                      We note your disclosures as to your exchange rate and interest rate risks. Item 11of Form 20-F requires quantitative information to be provided with regard to market risk sensitive instruments using one of the three disclosure alternatives specified. Please review your disclosures in light of these requirements and provide the information, to the extent material, for each market risk exposure category.

We respectfully submit to the Staff that our surplus cash resources are primarily invested in liquid mutual fund units, units in other debt mutual funds in India, government bonds, money market / sweep funds and other debt instruments. Generally treasury investments are exposed to interest rate risk whereby changes in interest rates may impact the fair value of these investments. However we attempt to mitigate this risk by investing a significant part of our surplus cash in mutual fund schemes/debt instruments of shorter maturity periods. The table below provides information about our investments as at December 31, 2007:

Investments	Amount	% to total
Liquid Mutual Funds	$138.35m	45.9%
Fixed Maturity Plans	$143.06 m	47.5%
Other Debt Instruments	$16.31m	5.4%
Government bonds	$3.43m	1.2%
Total	$301.15m

As can be seen from the table above, out of the total investment of $301.15 million, approximately 90% was invested in mutual fund schemes / instruments which bear short maturity periods (generally up to 18months). As a result, we were not exposed to any significant interest rate risk and generally, interest rate fluctuations did not have a material impact on the fair value of these investments.

Consequently, we did not deem it necessary to provide quantitative disclosures in the Form 20F for the year end December 31, 2007.

Item 18 — Financial Statements

Consolidated Statements of Cash flow -  page F-7

9.                                      We note your operating cash inflow for the tax benefit on exercise of stock options for the year ended December 31, 2007. Tell us what this amount relates to and how you considered the guidance provided in paragraphs 19(e) and 23(c ) of SFAS 95 as amended SFAS 123(R ). In this regard, tell us where the operating cash outflow related to the financing cash inflow for the tax benefit on exercise of stock option is classified..

We respectfully submit to the Staff that the total amount of $490,006 on account of tax benefit on exercise of stock options was bifurcated in the cash flow statement for the year ended December 31, 2007 as $47,841 under operating cash inflow and excess tax benefit of $442,165 under financing activities cash inflow, in line with the disclosure guidance provided in paragraph A240i of SFAS 123 (R).

We also acknowledge the inadvertent omission of the tax benefit disclosure in the statement of cash flow as per the guidance provided in paragraph 23 (c) of SFAS 95.  Thus, the corresponding cash outflow of the excess tax benefit of $442,165 has been included in the line item “Taxes payable” in the cash flow statement instead of being separately disclosed in the cash flow statement as per the guidance provided in SFAS 95 and SFAS123(R).

We respectfully advise the Staff that we will include this separate disclosure of the tax benefit from exercise of stock options in our future filings as per the guidance provided in paragraph 19 (e) and 23 (c) of SFAS 95 and SFAS 123 (R).

Note 8 Other Assets — page F-25

10.                               We note the increase in your Leasehold land asset from 2006 to 2007 in your disclosure. Tell us what is this asset relates to and the reason for the increase during 2007.

The increase in our leasehold land asset from 2006 to 2007 is attributable to additional land acquired at various locations in India on lease during the year 2007 amounting to $ 11.34 million.

These plots of land have been acquired on lease by the Company from unrelated third parties to construct software development facilities for our current and future operations at different cities in India where reputed engineering educational institutions are located which supply engineering talent to the IT industry.

Note 17 — Employee Stock Compensation Plans — page F-32

11.                               We note in your disclosure that for options granted after April1, 2007, the fair value of options was estimated using the Binomial model and that for options granted prior to this date, the fair value of options was estimated using the Black Scholes model. Please explain and tell us how you considered Question 3 to SAB 107 to include disclosures in the financial statement footnotes regarding the basis of change in technique or model.

We respectfully submit to the Staff that in February 2007 the Finance Bill 2007 introduced the concept of Fringe Benefit Tax (FBT) in India which was applicable to employee stock options at the time of exercise of grants. The Company recovers such FBT from the concerned employees and this recoverable component of tax is treated as an additional exercise price. Since the FBT is computed on the difference between the market value of the shares on the date of vesting and the exercise price, we considered it as appropriate to use the Binomial valuation model. The said point has been elaborated in Note 2.1.31 on page F-17 of the notes to the financials statements for the year ended December 31, 2007 of the Form 20-F. For options granted after April 1, 2007 to employees based in India, the Company used the Binomial valuation model to compute the option value. The Binomial option pricing model produces an estimated fair value based on assumed changes in the prices of a financial instrument over successive periods of time. The model uses an iterative procedure, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. This model was used for only 53,000 options out of the total of 425,000 options granted during the year ended December 31, 2007.

Note 18: Income Tax — page F-36

12.                               We note in your disclosure that the effective tax rate related to your pre- tax income from foreign operations is significantly higher than the effective tax rate related to pre-tax income from domestic operations. Clarify the reasons for the high effective tax rate attributable to your foreign operations of approximately 75%,130% and 72% for the years ended December 31, 2005, 2006 and 2007, respectively. Additionally, clarify what the MAT credit entitlement deferred tax asset represents.

We benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. These tax incentives currently include a 10-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities. The Company has opted for this exemption for undertakings situated in Software Technology Parks in India (STPI) and these exemptions expire on various dates between years 2005 and 2010.  As a result of this tax incentive, a substantial portion of our pre-tax income has not been subject to significant tax in recent years.

The aggregate benefit of these tax holidays and deductions with respect to our net income was $19.0 million, $25.3 million and $28.9 million for 2005, 2006 and 2007, respectively. (Refer to page 51 — Section on Taxes in the Form 20-F).

Accordingly, as a result of the benefit of the tax holidays, even though the statutory income tax rate in India is 33.99%, the effective tax rate for Indian operations of the Company amounted to approximately 2% to 3%.

With respect to our foreign operations, we have a presence in locations such as the United States (U.S.) and countries within Europe, where the tax rates range between 30%- 49%. As the Company does not enjoy any significant tax benefits in these countries, effective tax rates are higher than in India.

Also, Patni India operates in various countries through branches, the major one being the Company’s U.S. branch. The taxable income of these branches are included as part of Patni India taxable income and hence shown as part of domestic pretax income amounts disclosed.. However the income tax pertaining to the branch has been included under the heading “foreign” resulting in effective tax rates of 72% and 75%.

The tax rate calculation for 2007 is as follows:

Pre tax foreign income (as disclosed on page F-36 note 18.1.2 of the financial statements)	$25,315,553
Add: US Branch pre tax income (currently considered as part of Domestic)	$14,955,515
Total Foreign pre tax income - (B)	$40,271,068
Foreign Tax (as disclosed in 20F) (net of def tax credit) - (A)	$18,328,848
Effective Tax rate : A/B	46%

Since the U.S. branch tax rate is 49% and the Patni Inc (U.S. subsidiary) tax rate is 41%, the effective U.S. tax rate is 46%.

In 2006, we had made additional provisions in our books over and above the regular provisions pertaining to taxable income for the year on account of IRS assessments in the U.S. for years 2001 and 2002, based on which the tax exposure reserves for the subsequent years were revised and, accordingly, such amount has been recorded as part of the change in estimate in the consolidated statement of income for year ended December 31, 2006. This resulted in a higher effective tax rate of 130% for 2006. Please refer to Note 11 — Change in Estimate in the Financial Statements with regard to additional impact on Income taxes — Foreign. Please refer to our response to question No 3 of the SEC comment letter dated February 5, 2008 (for which our response was filed on February 21, 2008.)

Additionally, section 115JB of the Indian Income tax Act, 1961 (‘the Act’) states that if the income tax payable under the normal provisions of the Act in respect of any financial year is less that 10% of the book profit of the Company, then such book profit shall be deemed to be the total income of the assessee and the tax payable by the assessee on such income shall be the amount of income tax at the rate of 10%. (Refer Page 108 of Form 20 F — Paragraph on MAT).

Patni India’s tax liability as per MAT (Minimum Alternate Tax)  is substantially higher than as per the normal provisions of the Income Tax Act. Hence Patni India ends up paying tax under Sec 115JB. Such excess tax paid by the Company is recoverable within a period of 7 years to the extent MAT is lower than income taxes payable using the normal tax computation provisions in subsequent years. Since the Company expects to pay significantly higher normal taxes in fiscal years commencing January 1, 2011 because of the expiration of tax holiday benefits discussed above, such excess taxes paid because of the application MAT provisions is recorded as a deferred tax asset.

In connection with our response we acknowledge that:

•                  the information provided in response to the Staff’s comments has been supplied by the Company, which is responsible for the adequacy and accuracy of the information as well as the disclosure in the filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments, please do not hesitate to contact me at +1 408 838 6717 or our outside counsel, Hogan & Hartson LLP, attention Marcia Wiss (tel: 202-637-5429) or Peter Kohl (tel: 011-44-207-367-0253).

Sincerely,

/s/ SURJEET SINGH

Surjeet Singh

Chief Financial Officer

cc:	Balasubramanian Sundaresan
Peter Kohl
Marcia Wiss